UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 1

1-800 CONTACTS, INC.

(Name of Issuer)

1-800 CONTACTS, INC.	BRIAN W. BETHERS	LAGRANGE CAPITAL PARTNERS, LP
ALTA PARENT CORP.	ROBERT G. HUNTER	LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
ALTA ACQUISITION CORP.	KEVIN K. MCCALLUM	LAGRANGE CAPITAL ADMINISTRATION, LLC
FENWAY PARTNERS CAPITAL FUND III, L.P.	JOHN R. MURRAY	LAGRANGE CAPITAL MANAGEMENT, LLC
FENWAY PARTNERS III, LLC	MAX E. NEVES	FRANK LAGRANGE JOHNSON
JONATHAN C. COON	R. JOE ZEIDNER
JOHN F. NICHOLS

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

681977104

(CUSIP Number of Class of Securities)

R. Joe Zeidner Chief Legal Officer and General Counsel 1-800 CONTACTS, INC. 66 East Wadsworth Drive Draper, Utah 84020 (801) 316-5000	Timothy P. Mayhew Fenway Partners Capital Fund III, L.P. 152 West 57th Street, 59th floor New York, New York 10019 (212) 698-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

R. Scott Falk, P.C. Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Joshua A. Leuchtenburg Anthony J. Norris Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 841-5700	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	James T. Lidbury, Esq. Mayer, Brown, Rowe & Maw LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$347,488,063.75	$10,668

*                     Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $24.25 per share of 14,108,607 shares of 1-800 CONTACTS common stock, par value $.01 per share (the “1-800 CONTACTS Common Stock”), and (b) $5,354,344 expected to be paid upon cancellation of all outstanding options.

**               The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 30.7 per million.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $10,668

Form or Registration No.:      Schedule 14A—Preliminary Proxy Statement

Filing Party:      1-800 CONTACTS, INC.

Date Filed:      June 26, 2007

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by the following persons (collectively, the “Filing Persons”): (1) 1-800 CONTACTS, INC., a Delaware corporation (“1-800 CONTACTS” or the “Company”), the issuer of the 1-800 CONTACTS Common Stock that is subject to the Rule 13e-3 transaction, (2) Alta Parent Corp., a Delaware corporation (“Parent”), (3) Alta Acquisition Corp., a Delaware corporation (“Acquisition”), (4) Fenway Partners Capital Fund III, L.P., a Delaware limited partnership (“Fenway”), (5) Fenway Partners III, LLC, a Delaware limited liability company, (6) Jonathan C. Coon, an individual and Chairman of the Board of Directors and Chief Executive Officer of 1-800 CONTACTS, (7) John F. Nichols, an individual and one of the directors and the Vice President, Trade Relations of 1-800 CONTACTS, (8) Brian W. Bethers, an individual and the President of 1-800 CONTACTS, (9) Robert G. Hunter, an individual and the Chief Financial Officer of 1-800 CONTACTS, (10) Kevin K. McCallum, an individual and the Chief Marketing Officer of 1-800 CONTACTS, (11) John R. Murray, an individual and the Chief Information Officer of 1-800 CONTACTS, (12) Max E. Neves, an individual and the Vice President, Human Resources of 1-800 CONTACTS, (13) R. Joe Zeidner, an individual and the General Counsel and Chief Legal Officer of 1-800 CONTACTS, (14) LaGrange Capital Partners, LP, a Delaware limited partnership, (15) LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands exempted company, (16) LaGrange Capital Administration, LLC, a Delaware limited liability company, (17) LaGrange Capital Management, LLC, a Delaware limited liability company, and (18) Frank LaGrange Johnson, an individual and one of the directors of 1-800 CONTACTS.

Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2007 (the “Merger Agreement”), among Parent, Acquisition and 1-800 CONTACTS, Acquisition, a direct wholly owned subsidiary of Parent, will be merged with and into 1-800 CONTACTS, with 1-800 CONTACTS as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of 1-800 CONTACTS Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury, shares owned by Parent immediately prior to the effective time of the Merger (including shares to be exchanged for equity interests in the ultimate parent of Parent by certain members of 1-800 CONTACTS’ board of directors and senior management) or shares held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted automatically into the right to receive $24.25 in cash, without interest. The Merger Agreement also provides that all outstanding options to acquire 1-800 CONTACTS Common Stock, whether or not then vested or exercisable, will be converted into the right to receive an amount equal to the $24.25 per share Merger consideration less the applicable option exercise price. The Merger Agreement also provides that each share of restricted stock of 1-800 CONTACTS that is vested and outstanding as of the effective time of the Merger, and each share of restricted stock of 1-800 CONTACTS that is unvested as of the effective time of the Merger and whose vesting is, by its terms, accelerated to the effective time of the Merger as a result of the Merger, will be canceled, with the holder of each such share of restricted stock receiving the $24.25 per share Merger consideration in cash, without interest and less any applicable withholding taxes. Each share of restricted stock of 1-800 CONTACTS whose vesting is not, by its terms, accelerated to the effective time of the Merger as a result of the Merger will be canceled, with the holder of each such share of restricted stock receiving the $24.25 per share Merger consideration, without interest and less any applicable withholding taxes, at the times set forth in the applicable agreement governing the grant of any such share of restricted stock. In connection with the execution of the Merger Agreement, Fenway entered into a letter agreement with Mr. Jonathan C. Coon and Mr. John F. Nichols pursuant to which Fenway agreed that Messrs. Coon and Nichols collectively would have the right to acquire at or prior to the completion of the Merger equity interests in a newly formed limited partnership (“Holdings”), which will be the ultimate parent company of Parent following the Merger, having a value of at least $25.0 million in the aggregate. In addition, Messrs. Coon and Nichols may be permitted to, and intend to, acquire up to an additional $5.0 million of

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equity interests in Holdings, for a total investment of $30.0 million in the aggregate. Fenway agreed to permit Mr. Brian W. Bethers, Mr. Robert G. Hunter, Mr. Kevin K. McCallum, Mr. John R. Murray, Mr. Max E. Neves, Mr. R.  Joe Zeidner and other employees of 1-800 CONTACTS to acquire equity interests in Holdings having a value of up to $2.0 million in the aggregate. In addition, Fenway agreed to permit investment funds affiliated with Mr. Frank LaGrange Johnson to acquire equity interests in Holdings having a value of up to $10.0 million.

Concurrently with the filing of this Transaction Statement, 1-800 CONTACTS is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of 1-800 CONTACTS at which the stockholders of 1-800 CONTACTS will consider and vote upon a proposal to approve and adopt the Merger Agreement. The approval and adoption of the Merger Agreement require the affirmative vote of stockholders holding at least a majority of the shares of 1-800 CONTACTS Common Stock issued and outstanding as of the close of business on the record date for the special meeting of stockholders and entitled to vote thereon.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including 1-800 CONTACTS, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that 1-800 CONTACTS is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of 1-800 CONTACTS within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

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Item 1.                        Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

Item 2.                        Subject Company Information

Regulation M-A Item 1002

(a)           Name and Address.   The Company’s name and the address and telephone number of its principal executive office are as follows:

1-800 CONTACTS, INC.
66 East Wadsworth Drive
Draper, Utah 84020
(801) 316-5000

(b)          Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

(c)           Trading Market and Price.   The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Market Prices of 1-800 CONTACTS Common Stock” is incorporated herein by reference.

(d)          Dividends.   The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Market Prices of 1-800 CONTACTS Common Stock”  is incorporated herein by reference.

(e)           Prior Public Offerings.   Not applicable.

(f)             Prior Stock Purchases.   The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Certain Purchases of 1-800 CONTACTS Common Stock” is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)           Name and Address.   1-800 CONTACTS is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger”

“Annex E—Information Regarding 1-800 CONTACTS Directors and Executive Officers, Acquisition, Parent, Fenway, Fenway GP and LaGrange Investors”

(b)          Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger”

“Annex E—Information Regarding 1-800 CONTACTS Directors and Executive Officers, Acquisition, Parent, Fenway, Fenway GP and LaGrange Investors”

(c)           Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the caption “Annex E—Information Regarding 1-800 CONTACTS Directors and Executive Officers, Acquisition, Parent, Fenway, Fenway GP and LaGrange Investors” is incorporated herein by reference.

Item 4.                        Terms of the Transaction

Regulation M-A Item 1004

(a)           Material Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“Annex A—Agreement and Plan of Merger”

(c)           Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Treatment of Options, Restricted Stock”

(d)          Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Appraisal Rights”

“SPECIAL FACTORS—Appraisal Rights”

“Annex D—Section 262 of the General Corporation Law of the State of Delaware”

(e)           Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Security Holders”

(f)             Eligibility for Listing or Trading.   Not applicable.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)           Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Transactions in Shares of Common Stock by Certain Persons”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Other Transactions with Executive Officers and Directors”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Certain Purchases of 1-800 CONTACTS Common Stock”

(b)          Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Vote Required—Support Agreement”

“SPECIAL FACTORS—Background of the Merger

“SPECIAL FACTORS—Interests of Certain Persons in the Merger—Support Agreement”

“THE MERGER AGREEMENT”

“Annex A—Agreement and Plan of Merger”

(c)           Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(e)           Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE SPECIAL MEETING—Vote Required—Support Agreement”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Transactions in Shares of Common Stock by Certain Persons”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Certain Purchases of 1-800 CONTACTS Common Stock”

“Annex A—Agreement and Plan of Merger”

Item 6.                        Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)          Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Certain Effects of the Merger”

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)   Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Plans for 1-800 CONTACTS after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“Annex A—Agreement and Plan of Merger”

Item 7.                        Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)           Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Applicability of Securities and Exchange Commission Rules Related to ‘Going Private Transactions’”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose of the Merger for 1-800 CONTACTS”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Management Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of LaGrange Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent, Acquisition, Fenway and Fenway GP”

“SPECIAL FACTORS—Plans for 1-800 CONTACTS after the Merger”

(b)          Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c)           Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose of the Merger for 1-800 CONTACTS”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Management Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of LaGrange Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent, Fenway, Acquisition and Fenway GP”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Plans for 1-800 CONTACTS after the Merger”

(d)          Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Certain Effects of the Merger”

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Management Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of LaGrange Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent, Acquisition, Fenway and Fenway GP”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Plans for 1-800 CONTACTS after the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Certain Material United States Income Tax Consequences”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE MERGER AGREEMENT”

“Annex A—Agreement and Plan of Merger”

Item 8.                        Fairness of the Transaction

Regulation M-A 1014

(a)           Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Transactions Committee and the Board of Directors”

“SUMMARY TERM SHEET—Opinion of Financial Advisor”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of Management Investors as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of LaGrange Investors as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Acquisition, Fenway and Fenway GP as to the Fairness of the Merger”

“Annex C—Opinion of Sonenshine Partners LLC”

(b)          Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Transactions Committee and the Board of Directors”

“SUMMARY TERM SHEET—Opinion of Financial Advisor”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of Management Investors as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of LaGrange Investors as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Acquisition, Fenway and Fenway GP as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for 1-800 CONTACTS after the Merger”

“Annex C—Opinion of Sonenshine Partners LLC”

(c)           Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Vote Required”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d)          Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of Management Investors as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of LaGrange Investors as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Acquisition, Fenway and Fenway GP as to the Fairness of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

(e)           Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

(f)             Other Offers.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

Item 9.                        Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)           Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“Annex C—Opinion of Sonenshine Partners LLC”

(b)          Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“Annex C—Opinion of Sonenshine Partners LLC”

(c)           Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of 1-800 CONTACTS Common Stock or any representative who has been designated in writing.

Item 10.                 Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)           Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SUMMARY TERM SHEET—Important Terms of the Merger Agreement”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—Fenway Guaranty”

“Annex A—Agreement and Plan of Merger”

(b)          Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“SUMMARY TERM SHEET—Important Terms of the Merger Agreement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Available Funds and Commitment Letter”

“Annex A—Agreement and Plan of Merger”

(c)           Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Important Terms of the Merger Agreement”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE MERGER AGREEMENT—Termination Fees and Expenses”

“Annex A—Agreement and Plan of Merger”

(d)          Borrowed Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

Item 11.                 Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)           Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Security Ownership of Certain Beneficial Owners and Management”

(b)          Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Transactions in Shares of Common Stock by Certain Persons”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Other Transactions with Executive Officers and Directors”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Certain Purchases of 1-800 CONTACTS Common Stock”

Item 12.                 The Solicitation or Recommendation

Regulation M-A Item 1012

(d)          Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Vote Required”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Vote Required—Support Agreement”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger—Support Agreement”

(e)           Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Vote Required”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of the Transaction Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required—Support Agreement”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger—Support Agreement”

Item 13.                 Financial Information

Regulation M-A Item 1010

(a)           Financial Statements.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Historical Selected Financial Data”

“IMPORTANT INFORMATION CONCERNING 1-800 CONTACTS—Ratio of Earnings to Fixed Charges”

“ADDITIONAL INFORMATION—Where You Can Find More Information”

(b)          Pro Forma Information.   Not applicable.

Item 14.                 Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)           Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Estimated Fees and Expenses”

(b)          Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses”

Item 15.                 Additional Information

Regulation M-A Item 1011

(b)          Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                 Exhibits

Regulation M-A Item 1016

(a)(1)

Letter to Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A initially filed by 1-800 CONTACTS, INC. with the Securities and Exchange Commission on July 30, 2007 (the “Proxy Statement”).

(a)(2)	Notice of Special Meeting of Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.*
(c)(1)	Fairness Opinion of Sonenshine Partners LLC, dated June 3, 2007, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Sonenshine Partners LLC to the Transactions Committee of the Board of Directors of 1-800 CONTACTS, INC., dated June 3, 2007.*
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp. and 1-800 CONTACTS, INC., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)

Support Agreement, dated as of June 3, 2007, among certain existing stockholders of 1-800 CONTACTS, INC., Alta Parent Corp. and Alta Acquisition Corp., incorporated by reference to Annex B to the Proxy Statement

(d)(3)	Rollover Equity Side Letter and Term Sheet, dated June 3, 2007, among Fenway Partners Capital Fund III, L.P., Jonathan C. Coon and John F. Nichols.*
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.
(g)	None.

*                    Previously filed on June 26, 2007.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

1-800 CONTACTS, INC.
By:	/s/ ROBERT G. HUNTER
Name:	Robert G. Hunter
Title:	Chief Financial Officer
ALTA PARENT CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
ALTA ACQUISITION CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
FENWAY PARTNERS CAPITAL FUND III, L.P.
By: Fenway Partners III, LLC, its General Partner
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director
FENWAY PARTNERS III, LLC
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director

JONATHAN C. COON
/S/ JONATHAN C. COON
Jonathan C. Coon
JOHN F. NICHOLS
/S/ JOHN F. NICHOLS
John F. Nichols

BRIAN W. BETHERS
/s/ BRIAN W. BETHERS
Brian W. Bethers

ROBERT G. HUNTER
/s/ ROBERT G. HUNTER
Robert G. Hunter
KEVIN K. McCALLUM
/s/ KEVIN K. MCCALLUM
Kevin K. McCallum
JOHN R. MURRAY
/s/ JOHN R. MURRAY
John R. Murray
MAX NEVES
/s/ MAX NEVES
Max Neves
R. JOE ZEIDNER
/s/ R. JOE ZEIDNER
R. Joe Zeidner

LAGRANGE CAPITAL PARTNERS, LP
By: LaGrange Capital Management, LLC, its General Partner
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
By: LaGrange Capital Administration, LLC, its Investment Manager
By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL ADMINISTRATION, LLC
By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL MANAGEMENT, LLC
By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member
FRANK LAGRANGE JOHNSON
/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Exhibit Index

(a)(1)

Letter to Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by 1-800 CONTACTS, INC. with the Securities and Exchange Commission on July 30, 2007 (the “Proxy Statement”).

(a)(2)	Notice of Special Meeting of Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(4)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.*
(c)(1)	Fairness Opinion of Sonenshine Partners LLC, dated June 3, 2007, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Sonenshine Partners LLC to the Transactions Committee of the Board of Directors of 1-800 CONTACTS, INC., dated June 3, 2007.*
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp. and 1-800 CONTACTS, INC., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)

Support Agreement, dated as of June 3, 2007, among certain existing stockholders of 1-800 CONTACTS, INC., Alta Parent Corp. and Alta Acquisition Corp., incorporated by reference to Annex B to the Proxy Statement

(d)(3)	Rollover Equity Side Letter and Term Sheet, dated June 3, 2007, among Fenway Partners Capital Fund III, L.P., Jonathan C. Coon and John F. Nichols.*
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.
(g)	None.

*                    Previously filed on June 26, 2007.